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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _______)*


                         Uno Restaurant Corporation
            ----------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
            ----------------------------------------------------
                        (Title of Class of Securities

                                 914900-10-5
            ----------------------------------------------------
                               (CUSIP Number)

 Aaron D. Spencer, 100 Charles Park Road, West Roxbury, Massachusetts, 02132
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               August 15, 1996
 ---------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)

                                  SCHEDULE 13D

- ---------------------------------                   ----------------------------
CUSIP NO.  914900-10-5                                   PAGE  2 OF  7  PAGES
          ------------------                                  ---   ---

- ---------------------------------                   ----------------------------

- --------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            Uno Associates
- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

- --------------------------------------------------------------------------------
   3      SEC USE ONLY


- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


- --------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             / /

- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION
                                            Massachusetts

- --------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
        NUMBER OF                                          4,192,707
          SHARES            ----------------------------------------------------
       BENEFICIALLY             8       SHARED VOTING POWER
         OWNED BY                                                  0
           EACH             ----------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON                                           4,192,707
           WITH             ----------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                                                   0
- --------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        4,192,707

- --------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /
- --------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             33.5%
- --------------------------------------------------------------------------------
   14     TYPE OR REPORTING PERSON*
                                               PN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                SCHEDULE 13D

- ---------------------------------                   ----------------------------
CUSIP NO.  914900-10-5                                   PAGE  3 OF  7  PAGES
          ------------------                                  ---   ---

- ---------------------------------                   ----------------------------

- --------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                       Aaron D. Spencer
- --------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /


- --------------------------------------------------------------------------------
   3      SEC USE ONLY


- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                                            PF

- --------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             / /


- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION
                                        United States

- --------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
        NUMBER OF                                          6,354,344
          SHARES            ----------------------------------------------------
       BENEFICIALLY             8       SHARED VOTING POWER
         OWNED BY                                                  0
           EACH             ----------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON                                           6,354,344
           WITH             ----------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                                                   0/
- --------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        6,354,344
- --------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /
- --------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             50.4%
- --------------------------------------------------------------------------------
   14     TYPE OR REPORTING PERSON*
                                               IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the shares of Common Stock, $.01 par value ("Common Stock"), of Uno Restaurant Corporation, a Delaware corporation
(the "Issuer"), whose principal executive offices are located at 100 Charles Park Road, West Roxbury, Massachusetts 02132.


ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is filed jointly by (a) Uno Associates ("Uno Associates") and (b) Aaron D. Spencer (the "Reporting Persons").

     Uno Associates is a general partnership owned 80% by Aaron D. Spencer and 10% each by his two adult children, Lisa S. Cohen and Mark Spencer. Aaron D. Spencer is deemed to be the beneficial owner of all of the shares held by Uno Associates, although Lisa S. Cohen and Mark Spencer, as partners in Uno Associates and have a beneficial interest in any dividends from, or the proceeds from the sale of, such shares.

     Mr. Aaron D. Spencer, a U.S. citizen, is President and Chief Executive Officer of Uno Restaurant Corporation which is located at 100 Charles Park Road, West Roxbury, Massachusetts 02132.

     Mr. Mark Spencer, a U.S. citizen, is a professional photographer. Ms. Cohen, a U.S. citizen, is a homemaker.

     During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons are founders of the Issuer and the bulk of their Common Stock was acquired in connection therewith, as previously reported on
Schedule 13G, as amended, of the Reporting Persons. On August 15, 1996 Aaron D. Spencer, in his individual capacity, purchased 800,000 shares of Common Stock (approximately 6% of the total outstanding shares of Issuer's Common Stock at the time) for an aggregate purchase price of $4,800,000. Aaron D. Spencer borrowed $2,880,000 of these funds from Fleet Bank (the "Loan"). The Loan bears interest at Fleet's prime rate and is secured by securities held by Aaron D. Spencer of entities other than the Issuer. Aaron D. Spencer supplied the balance of $1,920,000 of the aggregate purchase price from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock was acquired by Aaron D. Spencer in the over-the-counter market through a brokerage transaction from a stockholder in the ordinary course of business, solely as an investment. The Reporting Persons have no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). The following is the amount of Common Stock that is beneficially owned by each Reporting Person:


     Name                 Aggregate # of Shares          Percentage of Class
     ----                 ---------------------          -------------------

Uno Associates                  4,192,707                       33.5

Aaron D. Spencer                6,354,344                       50.4


     Aaron D. Spencer deems all of the above-mentioned 6,354,344 shares of Common Stock to be beneficially owned by him. Of said shares, (i) 825 shares are held in account under an employee stock ownership plan, (ii) 176,562 shares are held by a charitable foundation of which Aaron D. Spencer is a trustee, (iii) 4,192,707 shares are held by Uno Associates, and (iv) Aaron D. Spencer has the right to acquire 76,250 shares upon exercise of stock options with respect to the common stock.

     The Reporting Persons own in the aggregate approximately 50.4% of the outstanding shares of Common Stock.

     (c) On August 15, 1996, Aaron D. Spencer purchased 800,000 shares of Common Stock on the open market from one stockholder in the Transaction described in Item 3, supra, for a purchase price of $6.00 per share or an aggregate purchase price of $4,800,000.

     (d)  See Item 2.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A. Joint Statement.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       August 23 , 1996
- --------------------------------
           (Date)



                                                 /s/ Aaron D. Spencer
                                                --------------------------
                                                     Aaron D. Spencer




                                             UNO ASSOCIATES



                                             By: /s/ Aaron D. Spencer
                                                --------------------------
                                                     Aaron D. Spencer,
                                                     a general partner